Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna increases Sunbird Resource and identifies new regional prospects at Séguéla, Côte d´Ivoire

Vancouver, December 5, 2022-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on its exploration program at the Séguéla gold Project located in Côte d’Ivoire. Sunbird´s new resource estimation is in addition to Séguéla’s current Mineral Reserves of 12.1 Mt averaging 2.80 g/t Au containing 1.09 Moz (refer to Fortuna´s news release dated March 17, 2022).

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Drilling at Séguéla has continued to highlight the exploration potential of the project including the definition of a maiden Indicated Mineral Resource and a substantial increase in the Inferred Mineral Resource at the Sunbird Deposit. Successful regional exploration work has identified two new prosects, at Barana and Badior, and additional high-grade results from Kestrel”. Mr. Weedon continued, “Ongoing extension drilling at Sunbird continues to expand the mineralized footprint, extending the southern high-grade shoot a further 75 meters along strike with drill hole SGDD109 intersecting 10.2 g/t gold over a true width of 9.1 meters and drill hole SGDD110 intersecting 10.2 g/t gold over a true width of 7.0 meters. Additionally, drilling has also confirmed the continuity of mineralization between the central and southern high-grade shoots, with intersections such as drill hole SGDD106 intersecting 6.5 g/t gold over a true width of 15.4 meters”. Mr. Weedon concluded, “Regional exploration drilling has advanced two new discoveries, Barana and Badior, with results including 11.5 g/t gold over a true width of 15.4 meters from drill hole SGRC1521 at Badior. Furthermore, continued exploration at the previously identified Kestrel Prospect has extended mineralization an additional 200 meters along strike with highlights including 20.3 g/t gold over a true width of 3.5 meters from drill hole SGRC1537”.

Sunbird Deposit Mineral Resource

Exploration drilling at Sunbird since the release of the maiden Inferred Mineral Resource (refer to Fortuna news releases dated March 15, 2022, June 7, 2022, and September 12, 2022) has resulted in an upgraded estimate, including a maiden Indicated Mineral Resource of 3.2 million tonnes at an average grade of 2.74 g/t gold containing 279,000 ounces and an Inferred Mineral Resource of 4.2 million tonnes at an average grade of 3.74 g/t gold containing 506,000 ounces (refer to Table 1).

Table 1. Sunbird Mineral Resources

Mineral Resources Measured, Indicated and Inferred
Property	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Sunbird Deposit	Measured	-	-	-
	Indicated	3,260,000	2.74	279,000
	Inferred	4,219,000	3.74	506,000

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

3.	Factors that could materially affect the reported Mineral Resources include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, overall slope angles, mining dilution and recovery used to generate the pit design; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate at Séguéla
4.	Mineral Resources are estimated and reported as of November 21, 2022
5.	Mineral Resources are reported in-situ constrained within an optimized pit shell at a cut-off grade of 0.45 g/t Au based on an assumed gold price of $1,700/oz, metallurgical recovery rate of 94.5%, mining cost of $3.04/t, processing and G&A costs of $21.44/t, and refining/selling costs including state and third-party royalties of $113.64/oz Au. The pit design was completed based on overall slope angle of 36. 8° for oxide material, 44.2° for transitional material and 53.3° for fresh material.
6.	Matthew Cobb is the Qualified Person responsible for Mineral Resources, being an employee of Roxgold Inc.
7.	Totals may not add due to rounding procedures

This upgraded Mineral Resource estimate incorporates an additional 41 diamond and reverse circulation drill holes totaling 14,520 meters to the maiden Inferred Mineral Resource, all of which were drilled by Fortuna during 2022. The estimation methodology was consistent with that set out in the Fortuna news release dated March 15, 2022.

Sunbird Deposit drill highlights include:

•	SGRD1410: 4.1 g/t gold over an estimated true width of 23.1 meters from 325 meters
•	SGDD106: 6.5 g/t gold over an estimated true width of 15.4 meters from 413 meters
•	SGDD107: 6.0 g/t gold over an estimated true width of 11.2 meters from 420 meters
•	SGDD109: 10.2 g/t gold over an estimated true width of 9.1 meters from 141 meters
•	SGDD110: 10.2 g/t gold over an estimated true width of 7.0 meters from 279 meters

Drilling further down-dip and along strike at Sunbird has continued to intersect high-grade mineralization beyond the previously reported intersections (refer to Fortuna news release dated September 12, 2022), extending drill defined mineralization associated with the central high grade core a further 150 meters down-plunge where it remains open at depth, approximately 400 meters below surface (refer to Figure 1).

Recent drilling has also shown that the two main high-grade ore shoots, which previously were modeled as separate shoots, are part of a continuous lode with a strike length of at least 700 meters, further reinforcing the potential for underground mining at Sunbird. Drilling will continue throughout the fourth quarter of 2022 to test the projected extensions at depth, with infill drilling to reduce drill hole spacing to further improve resource confidence planned for the first quarter of 2023.

Drilling on the upper southern margins of the southern high-grade core has extended mineralization an additional 75 meters to the south, with drill hole SGDD109 intersecting 10.2 g/t gold over a true width of 9.1 meters, remaining open along strike to the south as well as down-plunge. Sunbird´s mineralization consists of a set of near vertical quartz dominant veins demonstrating good continuity down-dip and along strike, reflecting the strong structural control present; consistent with the majority of the deposits drilled at Séguéla to date (refer to Figures 2 and 3). Refer to Appendix 1 for full results received for this recent 12-hole, 4,062-meter drill program.

Figure 1: Sunbird Deposit long-section looking west showing recent drilling results. Note the southerly plunge aspect to the high-grade mineralization that remains open at depth.

FORTUNA
1,200m
Figure 3
Figure 2
700mRL
600mRL
500mRL
400mRL
300mRL
200mRL
100mRL
0mRL
-100mRL
892,600mN
892,800mN
893,000mN
893,200mN
893,400mN
893,600mN
SGDD109
9.1m @ 10.2 g/t
SGDD113
10.5m @ 2.0 g/t
SGDD110
8.4m @ 2.4 g/t
7m @ 10.2 g/t
OPEN
OPEN
SGDD105
15.4m @ 1.9 g/t
SGDD106
15.4m @ 6.5 g/t
SGDD107
11.2m @ 6.0 g/t
SGRD1410
23.1m @ 4.1 g/t
SGDD114
4.2m @ 9.9 g/t
N
0 50 100 150 200m
Datum: WGS -84 29N
Image date: 25 November 2022
US$1700 Pit Optimization
+100 grams x metres Au
+50 grams x metres Au
+20 grams x metres Au
+10 grams x metres Au
+5 grams x metres Au
Previous intercept
Recent intercept
Assays pending
Planned target

Figure 2: Sunbird Deposit cross-section 892865mN (looking north). Note the high-grade mineralization remains open at depth.

Figure 3: Sunbird Deposit cross-section 892775mN (looking north). Note the high-grade mineralization remains open at depth.

Séguéla Project Regional Exploration

New Discovery: Badior Prospect

A 9-hole, 936-meter reconnaissance reverse circulation (RC) program was completed at Badior, a new prospect identified approximately 7 kilometers north of the Séguéla processing plant (refer to Figure 4).

Badior Prospect drill highlights include:

•	SGRC1521: 11.5 g/t gold over an estimated true width of 15.4 meters from 105 meters
•	SGRC1524: 12.0 g/t gold over an estimated true width of 8.4 meters from 36 meters
•	SGRC1526: 4.2 g/t gold over an estimated true width of 9.1 meters from 144 meters

Drilling was designed to test a discrete gold-in-soil anomaly, which returned several very encouraging intersections along a 250-meter strike, including 11.5 g/t gold over a true width of 15.4 meters from 105 meters in drill hole SGRC1521 and 12.0 g/t gold over a true width of 8.4 meters from 36 meters in drill hole SGRC1524. Logging of the drill chips has shown mineralization and alteration is hosted in a similar lithology package as that which hosts the Antenna deposit. Mineralization remains open at depth and along strike to the south, with additional drilling planned for early 2023. Refer to Appendix 2 for full results.

New Discovery: Barana Prospect

A 7-hole, 887-meter reconnaissance RC program was completed at Barana, located approximately 8 kilometers north of the Séguéla processing plant (refer to Figure 4) and 1 kilometer away from the Badior prospect.

Barana Prospect drill highlights include:

•	SGRC1531: 2.3 g/t gold over an estimated true width of 5.6 meters from 86 meters
•	SGRC1533: 4.1 g/t gold over an estimated true width of 4.9 meters from 64 meters

Drilling was designed to test an extensive 1-kilometer long gold-in-soil anomaly, which returned several very encouraging intersections along a 750-meter strike, including 4.1 g/t gold over a true width of 4.9 meters from 64 meters in drill hole SGRC1533. Mineralization remains open at depth and along strike to the north and south. Logging of the drill chips has shown mineralization and alteration is hosted in a similar lithology package as that which hosts Antenna. Refer to Appendix 3 for full results.

Kestrel Prospect Drill Results

Following on from the initial Kestrel drilling program (refer to Fortuna news release dated September 12, 2022), a 10-hole, 1,262-meter RC program was completed at Kestrel (refer to Figure 4).

Kestrel Prospect drill highlights include:

•	SGRC1536: 4.2 g/t gold over an estimated true width of 5.6 meters from 159 meters
•	SGRC1537: 20.3 g/t gold over an estimated true width of 3.5 meters from 164 meters

Mineralization has been defined along a 200-meter strike, with a central high-grade core reflecting a similar structural setting as that at Koula and Sunbird, and where it remains open at depth. Kestrel is hosted in the same lithological package that hosts the Koula, Sunbird and Ancien deposits. Refer to Appendix 4 for full results.

Figure 4: Séguéla Project regional plan showing recent drilling results

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All diamond drilling (DD) drill holes at Séguéla were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the Séguéla gold Project and mineral properties, including the Sunbird deposit and other areas of mineralization at Séguéla; the anticipated exploration and other development programs at the Sunbird deposit and at other mineral prospects and areas at the Séguéla gold Project, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of the exploration programs at the Séguéla gold Project, and the intention to expand mineralization at the Séguéla gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; the timing of the Company’s proposed exploration programs at the Sunbird deposit and at the Séguéla gold Project in general; the success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Séguéla gold Project; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Séguéla gold Project; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Sunbird Deposit drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Interval (m)	EST[1] (m)	Au (ppm)	Hole Type[2]
SGRD1410	742619	892864	540	389.5	90	-60	325	358	33	23.1	4.1	RCD
						incl	349	350	1	0.7	22.7	RCD
						and	354	355	1	0.7	39.3	RCD
						and	356	357	1	0.7	17.8	RCD
SGDD104	742505	892785	534	550.3	90	-60	NSI[3]					DD
SGDD105	742545	892610	560	480.3	90	-60	125	128	3	2.1	2.7	DD
							413	435	22	15.4	1.8	DD
						incl	418	419	1	0.7	10.5	DD
SGDD106	742550	892735	550	450.4	90	-60	370	371	1	0.7	7.3	DD
							413	435	22	15.4	6.5	DD
						incl	429	432	3	2.1	22.8	DD
SGDD107	742540	892785	543	477.9	90	-60	365	366	1	0.7	6.6	DD
							420	436	16	11.2	6.0	DD
						incl	427	428	1	0.7	49.1	DD
SGDD108	742690	892660	547	150.6	90	-60	NSI[3]					DD
SGDD109	742645	892610	566	222.4	90	-60	141	154	13	9.1	10.2	DD
						incl	149	154	5	3.5	23.7	DD
SGDD110	742590	892560	574	321.5	90	-60	225	237	12	8.4	2.4	DD
							279	289	10	7	10.2	DD
						incl	281	283	2	1.4	36.4	DD
						and	285	286	1	0.7	14.2	DD
SGDD111	742600	892810	553	44	90	-60	Not sampled	Hole abandoned				DD
SGDD112	742600	892810	553	350.4	90	-60	295	300	5	3.5	1.2	DD
							309	310	1	0.7	13.6	DD
SGDD113	742620	892860	541	300.5	90	-60	266	281	15	10.5	2.0	DD
						incl	279	280	1	0.7	13.3	DD
SGDD114	742630	892910	530	324.5	90	-60	84	86	2	1.4	3.7	DD
							283	286	3	2.1	3.2	DD
							292	298	6	4.2	9.9	DD
						incl	296	297	1	0.7	25.6	DD

Notes:

1.	EST: Estimated true width
2.	RCD: Reserve circulation with diamond tail | DD: Diamond drilling
3.	NSI: No significant intercepts

APPENDIX 2. Badior Prospect drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Interval (m)	EST[1] (m)	Au (ppm)	Hole Type[2]
SGRC1518	743118	902000	387	60	270	-60	NSI[3]					RC
SGRC1519	743145	902000	385	120	270	-60	NSI[3]					RC
SGRC1520	743062	901901	388	67	270	-60	NSI[3]					RC
SGRC1521	743096	901901	387	127	270	-60	43	46	3	2.1	11.6	RC
						incl	44	46	2	1.4	16.8	RC
							105	127	22	15.4	11.5	RC
						incl	107	108	1	0.7	26.0	RC
						and	111	112	1	0.7	15.5	RC
						and	114	118	4	2.8	40.7	RC
SGRC1522	743170	902101	382	60	270	-60	NSI[3]					RC
SGRC1523	743201	902100	379	103	270	-60	NSI[3]					RC
SGRC1524	743060	901799	389	128	270	-60	36	48	12	8.4	12.0	RC
						incl	36	37	1	0.7	14.8	RC
						and	44	47	3	2.1	40.9	RC
SGRC1525	743011	901800	389	103	270	-60	NSI[3]					RC
SGRC1526	743108	901801	387	168	270	-60	144	157	13	9.1	4.2	RC
						incl	145	146	1	0.7	10.7	RC
						and	147	148	1	0.7	12.4	RC

Notes:

1.	EST: Estimated true width
2.	RC: Reverse circulation
3.	NSI: No significant intercepts

APPENDIX 3. Barana Prospect drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Interval (m)	EST[1] (m)	Au (ppm)	Hole Type[2]
SGRC1527	743754	903600	376	120	270	-60	NSI[3]					RC
SGRC1528	743707	903200	383	120	270	-60	2	7	5	3.5	1.5	RC
SGRC1529	743750	903200	385	120	270	-60	87	90	3	2.1	4.1	RC
SGRC1530	743671	902800	373	121	270	-60	8	14	6	4.2	2.6	RC
SGRC1531	743722	902800	374	120	270	-60	40	44	4	2.8	2.2	RC
							56	60	4	2.8	1.4	RC
							86	94	8	5.6	2.3	RC
SGRC1532	743901	902090	378	151	270	-60	NSI[3]					RC
SGRC1533	743779	902551	367	135	270	-60	64	71	7	4.9	4.1	RC
						incl	66	68	2	1.4	12.0	RC

Notes:

1.	EST: Estimated true width
2.	RC: Reverse circulation
3.	NSI: No significant intercepts

APPENDIX 4. Kestrel Prospect drill results, Séguéla gold Project, Côte d’Ivoire

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Interval (m)	EST[1] (m)	Au (ppm)	Hole Type[2]
SGRC1534	742009	893950	436	60	270	-55	NSI[3]					RC
SGRC1535	742038	893951	435	109	270	-55	92	94	2	1.4	2.5	RC
SGRD1536	742056	893851	435	174.4	270	-55	159	167	8	5.6	4.2	RCD
						incl	160	161	1	0.7	10.2	RCD
SGRD1537	742058	893749	440	190.5	270	-55	164	169	5	3.5	20.3	RCD
						incl	164	165	1	0.7	100.5	RCD
SGRC1538	741991	893749	443	70	270	-55	NSI[3]					RC
SGRD1539	742025	893749	443	130.3	270	-55	NSI[3]					RCD
SGRC1540	742017	893847	437	100	270	-55	NSI[3]					RC
SGRC1541	741992	893849	441	67	270	-55	24	27	3	2.1	4.5	RC
SGRD1542	742068	893899	430	180.4	270	-55	NSI[3]					RCD
SGRD1543	742060	893797	440	180.4	270	-55	171	173	2	1.4	3.3	RCD

Notes:

1.	EST: Estimated true width
2.	RC: Reverse circulation | RCD: Reserve circulation with diamond tail
3.	NSI: No significant intercepts